Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

THIRD RESTATED CERTIFICATE OF INCORPORATION OF

CAREMARK RX, INC.

Caremark Rx, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. This amendment to the Third Restated Certificate of Incorporation of the Corporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall become effective upon filing hereof.

2. The Third Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Section 4.1 in its entirety and by substituting in lieu thereof the following:

SECTION 4.1 AUTHORIZATION OF CAPITAL. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Seven Hundred Seventeen Million Five Hundred Thousand (717,500,000) shares, comprised of (a) Seven Hundred Million (700,000,000) shares of Common Stock, with a par value of $0.001 per share; (b) Seven Million (7,000,000) shares of Series C Junior Participating Preferred Stock (the “Series C Preferred Stock”), with a par value of $0.001 per share; and (c) Ten Million Five Hundred Thousand (10,500,000) shares of such other Preferred Stock, with a par value of $0.001 per share, as the Board of Directors may decide to issue pursuant to Section 4.3, which constitutes a total authorized capital of all classes of capital stock of Seven Hundred Seventeen Thousand Five Hundred Dollars ($717,500.00).

IN WITNESS WHEREOF, Caremark Rx, Inc. does hereby submit for filing with the Secretary of State of the State of Delaware this Certificate of Amendment to its Third Restated Certificate of Incorporation this          day of                     , 2004.

Caremark Rx, Inc.

By:

Name:

Title:

2